Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 25, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Vincent DiStefano, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-132726 and 811-21061) Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-151224 and 811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-151222 and 811-21058)

Dear Mr. DiStefano:

Thank you for your telephonic comments on May 24, 2011 regarding the post-effective amendments to the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on March 31, 2011. Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. As we discussed per each of these Funds, changes will be reflected in a new registration statement for each of the Funds, which will be filed via EDGAR on or about May 26, 2011 and for which new filing numbers under the Securities Act of 1933, as amended (the “Securities Act”) will be assigned.

Comment 1.	Please confirm that the Program Fees referenced in the “Summary of Fund Expenses” in the Prospectus are included in the Examples following the table. Additionally, please explain whether the incentive fee is included in the Examples. If it is not included, please explain why.

Response 1. We confirm that the 0.50% Program Fee referenced in the “Summary of Fund Expenses” is reflected in the Examples following the table. However, the maximum 10% incentive fee is not included in the Examples. We believe it is important to note that while the majority of investors in the Funds participate in the Program, there are investors who do not participate. Each investor who participates in the Program enters into its own negotiated separately managed account agreement, which takes into consideration among other things, the investor’s investment objectives, its risk tolerance, its time horizon, its financial circumstances, and its other existing investments. As a consequence, the performance fee and hurdle rate vary from investor to investor in the Program. While not required by Form N-2, since 2002, the year in which the Funds were launched, we have included the 0.50% Program Fee in the Summary of Fund Expenses. At the same time, because of the variance and bespoke nature of the incentive fee and the hurdle rate, the incentive fee calculation has been excluded from the Examples during this same period. Over the course of the last decade, we believe that investors who participate in the Program understand the manner in which Fund expenses and the Examples are set forth in the Prospectus. Inclusion of the incentive fee would add little benefit to the Examples, and in our view, would render them ineffectual, since Investors would be unable to discern the fixed costs from the variable costs. Additionally, in order to calculate a one-size-fits-all incentive fee for purposes of the Examples, we would be forced to make assumptions regarding the incentive fee rate and the hurdle rates, which vary significantly from investor to investor. As a consequence, we strongly believe it would be misleading to investors and inaccurate to include in the Examples an estimation of the potential incentive fee.

In order to clarify that the 0.50% Program Fee is included in the Examples but that the potential 10% incentive fee is excluded; we have amended the sentence preceding the Examples as follows:

“The Examples do not include the Program incentive fee of 10% of aggregate Program net profits; however, the examples do include the 0.50% Program Fees referenced in the table above. If an incentive fee were payable at the Program level, the fees and expenses in the Examples below would be higher.”

May 25, 2011

Comment 2.	Please confirm that the Funds themselves do not directly engage in transactions involving derivatives.

Response 2. We confirm that the Funds themselves do not directly engage in transactions involving derivatives. We have amended the language under the heading “Derivatives” on page 32 of the Prospectus to remove the reference to the Funds.

*            *             *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.

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